SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

Rock of Ages Corporation
(Name of Issuer)
Class A Common Stock, No Par Value
(Title of Class of Securities)
772632105
(CUSIP Number)
Kurt M. Swenson
Swenson Granite Company LLC
369 North State Street
Concord, NH 03301
(603) 225-2783
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Alan L. Reische, Esq.
Sheehan Phinney Bass + Green PA
1000 Elm Street
Manchester, NH 03101
(603) 668-0300
October 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Swenson Granite Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,858,494

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,708,119

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,858,494

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.4%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Kurt M. Swenson, as the sole trustee of the Kurt M. Swenson Revocable Trust of 2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,135,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,135,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,135,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%

14	TYPE OF REPORTING PERSON

IN, OO

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Kevin C. Swenson, as the sole trustee of the Kevin C. Swenson Revocable Trust of 1994

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,023,489

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,023,489

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,023,489

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Robert L. Pope and Nancy Pope

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		165,268

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,268

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,268

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Richard C. Kimball and Christina W. Kimball, individually, jointly and as trustee of the Christina W. Kimball Revocable Trust 2/21/2001

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		72,126

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		72,126

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,126

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14	TYPE OF REPORTING PERSON

IN, OO

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Charles M. Waite

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		45,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Karen Swenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		34,807

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,807

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,807

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Lois S. Moore Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		152,712

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		152,712

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,712

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Peter B. Moore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		32,453

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,453

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,453

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Peter A. Friberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		155,769

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		155,769

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,769

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Guy A. Swenson, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		16,544

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,544

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,544

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	772632 10 5

1	NAMES OF REPORTING PERSONS Jon M. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		25,326

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,326

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON

IN

Note: This Schedule 13D represents (i) Amendment No. 1 to the Statement on Schedule 13D by Swenson Granite Company LLC (“Swenson Granite”) dated May 12, 2010; (ii) Amendment No. 7 to the Statement on Schedule 13D dated November 3, 1997, as amended by Amendment No. 1 dated February 12, 1999, as amended and restated in its entirety by Amendment No. 2 dated September 1, 1999, as amended and restated in its entirety by Amendment No. 3 dated March 22, 2000, as amended by Amendment No. 4 dated March 18, 2003, as amended by Amendment No. 5 dated April 29, 2008, and as amended by Amendment No. 6 dated May 12, 2010, filed on behalf of Kurt M. Swenson individually, and as trustee of the Kurt M. Swenson Revocable Trust of 2000 (in either such capacity, “Kurt Swenson”); (iii) Amendment No. 2 to the Statement on Schedule 13D dated November 3, 1997, as amended by Amendment No. 1 dated May 12, 2010, filed on behalf of Kevin C. Swenson, individually and as trustee of the Kevin C. Swenson Revocable Trust of 1994 (“Kevin Swenson”) ; (iv) Amendment No. 1 to the Statement on Schedule 13D dated May 12, 2010 by Robert Pope, Richard C. Kimball and Charles Waite; and (v) the initial Statement on Schedule 13D by Karen Swenson, Lois S. Moore Revocable Trust, Peter B. Moore, Peter A. Friberg, Guy A. Swenson, III and Jon M. Gregory. With respect to Swenson Granite this Schedule 13D amends and restates Items 2, 3, 4, 5 and 6 of its previously-filed Schedule 13D. With respect to Kurt Swenson, this Schedule 13D amends and restates Items 3, 4, 5 and 6 of his previously-filed Schedule 13D. With respect to Kevin Swenson, this Schedule 13D amends and restates Items 3, 4, 5 and 6 of his previously-filed Schedule 13D. This Schedule 13D omits information with respect to Scott Herrick and Jake Swenson, who are no longer acting as part of a “group” with Swenson Granite, as reported in the Statement on Schedule 13D by Swenson Granite dated May 12, 2010. Under the terms of the Merger Agreement (as defined and described herein), Messrs. Herrick and Jake Swenson are not members of Swenson Granite and will not have the right to convert their shares of Class B Common Stock of Rock of Ages Corporation (the “Company”) into shares in Swenson Granite.
Item 1. Security and Issuer
The title of the class of equity securities to which this Statement relates is the Class A Common Stock, no par value per share (the “Class A Common Stock”), of the Company. Under the Company’s Articles of Incorporation dated May 12, 2009, as amended on December 7, 2009 (the “Articles of Incorporation”), shares of the Company’s Class B Common Stock, no par value per share (the “Class B Common Stock,” and, together with the Class A Common Stock, the “Common Stock”), are convertible at the option of the holder at any time on a share-for-share basis into Class A Common Stock and convert automatically upon a transfer to any person other than a Permitted Transferee (as defined in the Articles of Incorporation). The principal executive offices of the Company are located at 560 Graniteville Road, Graniteville, VT 05654.

Item 2. Identity and Background
(a),(b)	This Statement is filed on behalf of Swenson Granite and certain other persons set forth below who may be considered to be acting as a group with Swenson Granite (the “Swenson Granite Group”). Swenson Granite is a limited liability company organized under Delaware law with a principal business address of 369 North State Street, Concord, NH 03301.

Kurt Swenson is an individual with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Kevin Swenson is an individual with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Robert Pope and Nancy Pope are individuals with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Richard C. Kimball and Christina W. Kimball are individuals with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Charles M. Waite is an individual with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Karen Swenson is an individual with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Lois S. Moore Revocable Trust is a common law trust with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Peter B. Moore is an individual with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Peter A. Friberg is an individual with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Guy A. Swenson, III is an individual with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

Jon Gregory is an individual with a business address of c/o Swenson Granite Company LLC, 369 North State Street, Concord, NH 03301.

(c)	Kurt Swenson is the non-executive Chairman of the Board of Swenson Granite and of the Company.

Kevin Swenson is the Treasurer, Secretary and a Senior Vice President and a director of Swenson Granite.

Robert Pope is the President and Chief Executive Officer and a director of Swenson Granite. Nancy Pope is his wife.

Richard C. Kimball is a Senior Adviser of The Bigelow Company, Inc., a financial advisory and investment banking firm, and a director of the Company. Christina W. Kimball is his wife.

Charles M. Waite is the managing partner of Chowning Partners, a financial consulting firm, and retired as a director of the Company after the 2010 annual meeting on August 12, 2010.

Karen Swenson is retired.

Lois S. Moore is retired.

Peter B. Moore is an engineer in private industry.

Peter A. Friberg is a Vice President of the Company.

Guy A. Swenson, III is a consulting hydrogeologist.

Jon M. Gregory is retired.

(d)	Neither Swenson Granite nor any member of the Swenson Granite Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Swenson Granite nor any member of the Swenson Granite Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the members of the Swenson Granite Group is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration
As described in Item 4 below, Swenson Granite and its wholly-owned subsidiary, Granite Acquisition, LLC (“Merger Sub”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated October 18, 2010, with the Company under the terms of which Merger Sub will be merged (the “Merger”) with and into the Company and the Company will be the surviving corporation and a wholly-owned subsidiary of Swenson Granite.
The terms of the Merger Agreement provide that each share of Common Stock issued and outstanding immediately prior to the Merger (other than (1) any shares in the treasury of the Company or held by Swenson Granite, Merger Sub or any other direct or indirect wholly owned subsidiary of Swenson Granite, which shares will be canceled, or (2) any shares as to which a dissenting shareholder has perfected dissenters’ rights under Vermont law) will be converted into the right to receive $5.25 (the “Merger Consideration”) in cash without interest. Also under the terms of the Merger Agreement, prior to the effective time of the Merger, each outstanding option to purchase shares of Class A Common Stock of the Company will become fully-vested and exercisable. At the effective time of the Merger, each holder of options will be entitled to receive for such option an amount in cash equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price per share of such option, multiplied by (2) the number of shares of Common Stock issuable upon exercise of such option, less applicable withholding taxes.
In connection with entering into the Merger Agreement, the following holders of shares of Class A and Class B Common Stock of the Company have entered into Contribution Agreements, dated as of October 18, 2010, with Swenson Granite, in the form attached hereto as Exhibit 1, which provide that those individuals and entities shall contribute the following numbers of shares to Swenson Granite shortly prior to the effective time of the Merger, in return for the issuance to them of additional shares of membership interest in Swenson Granite:

Name	Class A Shares	Class B Shares

Kurt M. Swenson, as sole trustee of the Kurt M. Swenson Revocable Trust of 2000	130,000	1,005,000

Kevin C. Swenson, as the sole trustee of The Kevin C. Swenson Revocable Trust of 1994	—	1,023,489

Robert L. Pope and Nancy Pope	15,000	150,268

Richard C. Kimball and Christina W. Kimball, individually, jointly, and Christina Kimball as trustee of the Christina W. Kimball Revocable Trust 2/21/2001	72,126	—

Name	Class A Shares	Class B Shares

Charles M. Waite	15,874	29,126

Karen Swenson	—	34,807

Lois S. Moore Revocable Trust	—	152,712

Peter B. Moore	—	32,453

Peter A. Friberg	—	5,394

Guy A. Swenson, III	—	16,544

Jon Gregory	25,326	—

Totals	258,326	2,449,793
After giving effect to these contributions of shares to Swenson Granite, at the effective time of the Merger the Company will have outstanding 4,554,016 shares of Class A Common Stock and 153,928 shares of Class B Common Stock that are held by persons other than Swenson Granite, Merger Sub or any other direct or indirect wholly owned subsidiary of Swenson Granite. Swenson Granite will be required to fund an aggregate of $24,716,706 (assuming no additional payments are made to dissenters) as the aggregate Merger Consideration for those outstanding shares and an aggregate of $465,050 in payments in respect of in-the-money stock options.
Swenson Granite has obtained a commitment letter (the “Commitment Letter”) from People’s United Bank and Key Bank, National Association (together, the “Banks”), to provide a revolving line of credit facility in the maximum amount of $20,000,000 and an acquisition term loan facility in the maximum amount of $30,000,000 (together, the “Credit Facilities”), to fund (1) the Merger Consideration, (2) option cash-out payments, (3) transaction expenses, (4) repayment of certain existing senior secured credit facilities of Swenson Granite and the Company and its subsidiaries and (5) future working capital, capital expenditures and acquisition financing needs of the Company. A copy of the Commitment Letter is attached hereto as Exhibit 2. The Credit Facilities represent loans to be made in the ordinary course of business by the Banks.
Item 4. Purpose of Transaction
On October 18, 2010, Swenson Granite and Merger Sub entered into the Merger Agreement with the Company. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, and as a result of the Merger, the separate limited liability company existence of Merger Sub will cease and the Company, as the surviving corporation, will be a wholly-owned subsidiary of Swenson Granite.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger: (1) all shares of Class A Common Stock and Class B Common Stock that are held: (A) in the treasury of the Company, or (B) by Swenson Granite, Merger Sub or any other direct or indirect wholly-owned subsidiary of Swenson Granite will be canceled; (2) each other share of Common Stock issued and outstanding immediately prior to the Merger (other than any shares as to which a dissenting shareholder has perfected dissenters’ rights under Vermont law) will be converted into the right to receive the Merger Consideration of $5.25 in cash without interest; and (3) the limited liability company interests of Merger Sub will be converted into and become one share of Class B Common Stock. Also subject to the terms and conditions of the Merger Agreement, prior to the effective time of the Merger, each outstanding option to purchase shares of Class A Common Stock (a “Company Option”) under either the Company’s Amended and Restated 1994 Stock Plan or the Company’s 2005 Stock Plan, each as amended, will become fully vested and exercisable. At the effective time of the Merger, each Company Option outstanding as of immediately prior to the effective time of the Merger will be canceled, and each holder thereof will be entitled to receive for such Company Option an amount in cash equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option, multiplied by (2) the number of shares of Company Common Stock issuable upon exercise of such Company Option, less applicable withholding taxes.
In connection with the Merger Agreement, Swenson Granite, Kurt Swenson, Kevin Swenson, Robert Pope, Nancy Pope, Richard C. Kimball, Christina W. Kimball, Charles Waite, Karen Swenson, Lois S. Moore, Peter B. Moore, Peter A. Friberg, Guy A. Swenson, III and Jon Gregory may be considered to be acting as members of a “group,” as that term is defined in Rule 13d-1(k) under the Exchange Act.
Under the terms of the Merger Agreement, upon the effective time of the Merger, the directors of the Company will be the managers of Merger Sub, which managers are Kurt Swenson and Robert Pope. One of the effects of the Merger will be that the Company will be delisted from NASDAQ and the registration of the Class A Common Stock under the Exchange Act will be terminated under Section 12(g)(4) thereof.
The Swenson Granite Group is not, by this Statement, soliciting tenders of shares of Company common stock, nor will any such tenders be accepted, nor is the Swenson Granite Group soliciting any proxies regarding the voting of shares of Common Stock on any matter. The Merger Agreement provides that proxies to approve the Merger Agreement will be solicited by the Company.
Item 5. Interest in Securities of the Issuer
(a)	In connection with the execution of the Merger Agreement, each of the members of the Swenson Granite Group executed and delivered to Swenson Granite a Contribution Agreement, in the form attached hereto as Exhibit 1 (together, the “Contribution Agreements”), by which such person agreed to contribute to Swenson Granite, shortly prior to the effective time of the Merger, and if and only if the Merger is to occur, the number of shares of Class A Common Stock and Class B Common Stock set forth in Item 3 above and beneficially owned by such person, in exchange for the issuance to such person of additional shares of membership interest in Swenson Granite. The Contribution Agreements include an irrevocable power of attorney to contribute the shares as provided in the agreements. As a result of the Contribution Agreements, Swenson Granite may be deemed to have the shared power to dispose or direct the disposition of an aggregate of 258,326 shares of Class A Common Stock and 2,449,793 shares of Class B Common Stock held by the members of the Swenson Granite Group, representing 37.3% of the outstanding Class A Common Stock (based on the number of outstanding shares specified in the Merger Agreement), assuming that all shares of Class B Common Stock held by each person in the Swenson Granite Group are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted. It is not contemplated that shares of Class B Common Stock held by members of the Swenson Granite Group will actually be converted into Class A Common Stock prior to the Merger. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, all shares of Common Stock contributed to Swenson Granite will be canceled.

Kurt Swenson beneficially owns 1,135,000 shares of Class A Common Stock, including 1,005,000 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 19.5% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Kevin Swenson beneficially owns 1,023,489 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 17.5% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Robert Pope and Nancy Pope together beneficially own 165,268 shares of Class A Common Stock, including 150,268 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 3.3% of the outstanding Class A Common Stock, assuming that their shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Richard Kimball and Christina Kimball together beneficially own 72,126 shares of Class A Common Stock, representing 1.5% of the outstanding Class A Common Stock.

Charles Waite beneficially owns 45,000 shares of Class A Common Stock, including 29,126 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 0.9% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Karen Swenson beneficially owns 34,807 shares of Class A Common Stock, through her beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 0.7% of the outstanding Class A Common Stock, assuming that her shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Lois S. Moore Revocable Trust beneficially owns 152,712 shares of Class A Common Stock, through its beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 3.1% of the outstanding Class A Common Stock, assuming that its shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Peter Moore beneficially owns 32,453 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 0.7% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Peter A. Friberg beneficially owns 155,769 shares of Class A Common Stock, including 5,394 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 3.2% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Guy Swenson, III beneficially owns 16,544 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, representing 0.3% of the outstanding Class A Common Stock, assuming that his shares of Class B Common Stock are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted.

Jon Gregory beneficially owns 25,326 shares of Class A Common Stock, representing 0.5% of the outstanding Class A Common Stock.

(b)	In connection with the execution of the Merger Agreement, each of the members of the Swenson Granite Group executed and delivered to Swenson Granite a Voting Agreement, dated as of October 18, 2010, in the form attached hereto as Exhibit 3 (together, the “Voting Agreements”), by which such person agreed to vote or grant a proxy to vote, or execute a written consent with respect to, all of the shares of Class A Common Stock and Class B Common Stock owned beneficially and/or of record by the person, (i) in favor of the Merger and (ii) against any other acquisition proposal involving the Company or any other transaction that is intended to or could reasonably be expected to materially impede, interfere with or prevent the consummation of the Merger. The Voting Agreements include a stand-by irrevocable proxy granted to Swenson Granite. As a result of the Voting Agreements, Swenson Granite may be deemed to have the shared power to vote or direct the vote of 2,858,494 shares of Class A Common Stock held by the members of the Swenson Granite Group, including 2,449,793 shares of Class B Common Stock currently convertible into shares of Class A Common, representing 39.4% of the outstanding Class A Common Stock, assuming that all shares of Class B Common Stock held by the group are converted into shares of Class A Common Stock but the shares of Class B Common Stock held by any other person are not so converted. Information with respect to the power of the Swenson Granite Group to dispose of or direct the disposition of shares of Class A Common Stock is described in Item 5(a) above. The Voting Agreements include a power of attorney granted to Kurt Swenson by each member of the Swenson Granite Group to execute and file amendments to this Statement.

Since the shares of Class B Common Stock have the right to ten votes per share, while the shares of Class A Common Stock are entitled to a single vote per share, the members of the Swenson Granite Group have the power to vote 24,906,631 of the 30,849,552 votes, or 80.7%, in the group of all Company shareholders.

Kurt Swenson has the sole power to vote or direct the vote of 1,135,000 shares of Class A Common Stock, including 1,005,000 shares of Class B

Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 1,135,000 shares of Class A Common Stock, including 1,005,000 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Kevin Swenson has the sole power to vote or direct the vote of 1,023,489 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 1,023,489 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Robert Pope and Nancy Pope together have the sole power to vote or direct the vote of 165,268 shares of Class A Common Stock, including 150,268 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 165,268 shares of Class A Common Stock, including 150,268 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Richard C. Kimball and Christine W. Kimball together have the sole power to vote or direct the vote of 72,126 shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 72,126 shares of Class A Common Stock and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Charles Waite has the sole power to vote or direct the vote of 45,000 shares of Class A Common Stock, including 29,126 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 45,000 shares of Class A Common Stock, including 29,126 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Karen Swenson has the sole power to vote or direct the vote of 34,807 shares of Class A Common Stock, through her beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or to direct the disposition of 34,807 shares of Class A Common Stock, through her beneficial ownership of an equal number of shares of Class B Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Lois S. Moore Revocable Trust has the sole power to vote or direct the vote of 152,712 shares of Class A Common Stock, through its beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or direct the disposition of 152,712 shares of Class A Common Stock, through its beneficial ownership of an equal number of shares of Class B Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Peter B. Moore has the sole power to vote or direct the vote of 32,453 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or direct the disposition of 32,453 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Peter A. Friberg has the sole power to vote or direct the vote of 155,769 shares of Class A Common Stock, including 5,394 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or direct the disposition of 155,769 shares of Class A Common Stock, including 5,394 shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Guy A. Swenson, III has the sole power to vote or direct the vote of 16,544 shares of Class A Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or direct the disposition of 16,544 shares of Class A

Common Stock, through his beneficial ownership of an equal number of shares of Class B Common Stock currently convertible into shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

Jon Gregory has the sole power to vote or direct the vote of 25,326 shares of Class A Common Stock, shared power to vote or direct the vote of no shares of Class A Common Stock, sole power to dispose or direct the disposition of 25,326 shares of Class A Common Stock, and shared power to dispose or direct the disposition of no shares of Class A Common Stock.

(c)	No member of the Swenson Granite Group has effected any transaction in the Class A Common Stock during the past 60 days or since the most recent filing of their Schedules 13D, as amended, as the case may be.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Each member of the Swenson Granite Group is a holder of shares of membership interest in Swenson Granite and the shares of Class A Common Stock and/or Class B Common Stock specified in this Statement. Swenson Granite and the members of the Swenson Granite Group are parties to the Voting Agreements and Contribution Agreements described in Items 3 and 5 above. Kurt Swenson and Kevin Swenson are brothers, and Karen Swenson is their sister (collectively, the “Swenson siblings”). Kurt Swenson beneficially owns a 31% membership interest in Swenson Granite and serves as the non-executive Chairman of the Board of Swenson Granite and the Company, and Kevin Swenson beneficially owns a 31% membership interest in Swenson Granite and serves as the Treasurer, Secretary and a Senior Vice President and a director of Swenson Granite. Karen Swenson owns a 1% membership interest in Swenson Granite. Lois Moore is the aunt of the Swenson siblings, and her son, Peter Moore, is their first cousin. Lois Moore owns a 5% membership interest in Swenson Granite, and Peter Moore owns a 1% membership interest in Swenson Granite. Guy Swenson, III is a second cousin of the Swenson siblings and also a relative of Lois Moore. Guy Swenson, III owns a 1% membership interest in Swenson Granite. All of the foregoing individuals are referred to as the “Swenson Relatives.” Robert Pope beneficially owns an 8% membership interest in Swenson Granite and serves as the President and Chief Executive Officer and a director of Swenson Granite. Nancy Pope is the wife of Robert Pope. Peter Friberg is the brother of Nancy Pope, and he owns a 5% membership interest in Swenson Granite. Peter Friberg is a Vice President of the Company. Together with members of his immediate family, Robert Pope beneficially owns a 12% membership interest in Swenson

Granite. Richard C. Kimball and Christina W. Kimball are husband and wife. Richard Kimball is a director of the Company.
Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between members of the Swenson Granite Group with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Exhibit 1	Form of Contribution Agreement between Swenson Granite Company LLC and each member of the Swenson Granite Group dated as of October 18, 2010

Exhibit 2	Amended and Restated Commitment Letter between Swenson Granite Company LLC and People’s United Bank and Key Bank, National Association

Exhibit 3	Form of Voting Agreement between Swenson Granite Company LLC and each member of the Swenson Granite Group dated as of October 18, 2010

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2010	SWENSON GRANITE COMPANY LLC
	By:	/s/ Kurt M. Swenson
		Name:	Kurt M. Swenson
		Title:	Chairman

Date: October 20, 2010	/s/ Kurt M. Swenson
Kurt M. Swenson

Date: October 20, 2010	/s/ Kurt M. Swenson
Kevin C. Swenson, by Kurt M. Swenson,
as Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Robert Pope, by Kurt M. Swenson,
as Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Nancy Pope, by Kurt M. Swenson,
as Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Richard C. Kimball, by Kurt M. Swenson,
as Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Christina W. Kimball, by Kurt M. Swenson,
as Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Charles M. Waite, by Kurt M. Swenson,
as Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Karen Swenson, by Kurt M. Swenson,
as Attorney-in-Fact

Lois S. Moore Revocable Trust
Date: October 20, 2010	By:	/s/ Kurt M. Swenson
		Name:	Kurt M. Swenson
		Title:	Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Peter B. Moore, by Kurt M. Swenson,
as Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Peter A. Friberg, by Kurt M. Swenson,
as Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Guy A. Swenson, III, by Kurt M. Swenson,
as Attorney-in-Fact

Date: October 20, 2010	/s/ Kurt M. Swenson
Jon M. Gregory, by Kurt M. Swenson,
as Attorney-in-Fact